

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

> **Re: China BCT Pharmacy Group, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed February 10, 2011**
> **File No. 333-165161**

Ladies and Gentlemen:

      We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Security Ownership of Certain Beneficial Owners and Management, page 98</u>

> We note your response to comment two in our letter dated February 4, 2011. We also note your disclosure both on page 19 that "the issuance and sale of the Preferred Shares, when converted, will result in the issuance of an additional 9,375,000 shares of common stock" and on page 61 that "the Preferred Shares will represent 18.5% of the outstanding share capital of the Company." It appears that the preferred shares will be issued within 60 days of the effectiveness of the registration statement and therefore should be included in the beneficial ownership table. Please revise this section accordingly.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director